Exhibit 99.3

April 24, 2009

O2 MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 457)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 29, 2009

To the Shareholders of O2Micro International Limited:

You are cordially invited to attend the Annual General Meeting of Shareholders of O2Micro International Limited (the “Company”) on Friday, May 29, 2009 (the “Annual General Meeting”), at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time. A Notice of the Annual General Meeting, a Proxy (or a Voting Instruction Card if you are a holder of American Depositary Shares (“ADSs”)) and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of Ordinary Shares as of the close of the business on Monday, May 11, 2009 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held. Holders of ADSs as of the Record Date on Friday, April 17, 2009, shall be entitled to instruct The Bank of New York Mellon, as depositary for the Company’s ADS program, how to vote the Ordinary Shares underlying such holder’s ADSs, subject to and in accordance with the provisions of the deposit agreement which governs the Company’s ADS program. A summary of those provisions is included in the attached Proxy Statement.

A record of the Company’s activities for the fiscal year ended December 31, 2008 is included in our annual report to the Shareholders enclosed with this letter (the “Report to Shareholders”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Report to Shareholders and the Annual Report on Form 20-F (the “Form 20-F”) to be filed with the Securities and Exchange Commission (the “SEC”), when available. The Form 20-F will also be available to be read and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549, and will also be available to the public from the SEC’s website at http://www.sec.gov. Copies of the Report to Shareholders will be available at the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy or ADS Voting Instruction Card, as applicable, promptly in the enclosed self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy will not be used.

Sincerely,

Sterling Du
Director, Chief Executive Officer and Chairman of the Board

O2MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 457)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 29 2009

O2Micro International Limited

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

Executive Directors Sterling Du Chuan Chiung “Perry” Kuo James Elvin Keim	Independent Non-Executive Directors Michael Austin Lawrence Lai-Fu Lin Ji Liu Teik Seng Tan Xiaolang Yan Keisuke Yawata

To the Holders of Ordinary Shares and American Depositary Shares:

The Annual General Meeting of Shareholders of O2Micro International Limited (the “Company”), a Cayman Islands company, will be held on Friday, May 29, 2009, at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time, at which meeting the following matters will be put to the vote of the Shareholders:

PROPOSAL NO. 1

That each of James Elvin Keim, Lawrence Lai-Fu Lin and Ji Liu be elected as Class II Directors to hold office until the Annual General Meeting of Shareholders to be held in 2012 and until their respective successors are elected and duly qualified, or until such director’s earlier resignation or removal.

PROPOSAL NO. 2

That the Company renew the general mandate (the “Sale Mandate”) to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of:

(i)	20% of the total nominal amount of the share capital of the Company in issue and to be issued; and

(ii)	the total amount of the share capital of the Company repurchased by us (if any) pursuant to the repurchase mandate (described in Proposal No. 3 below) following the grant of the Sale Mandate;

with the Board of Directors having the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board of Directors in its discretion from time to time.

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PROPOSAL NO. 3

That the Company renew the general mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.

An explanatory statement relating to the Repurchase Mandate is set out in Appendix 1 to the Proxy Statement.

PROPOSAL NO. 4

That the Company’s financial statements and the auditors’ report for the fiscal year ended December 31, 2008 be approved and adopted.

PROPOSAL NO. 5

That the appointment of Deloitte & Touche as independent auditors for the fiscal year ending December 31, 2009 be approved and ratified.

The Board of Directors has fixed the close of business on Friday, April 17, 2009 and Monday, May 11, 2009 as the record date for the determination of holders of American Depository Shares and Ordinary Shares, respectively, entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Ordinary Shares or American Depositary Shares of the Company at the close of business on such date (as the case may be) shall be entitled to vote at the Annual General Meeting or any adjournment thereof.

We ask that you vote, date, sign and return the enclosed Proxy (or the enclosed Voting Instruction Card if you hold American Depositary Shares) in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors

Sterling Du
Director, Chief Executive Officer and Chairman of the Board

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O2MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 457)

(the “Company”)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement, as well as the accompanying Proxy, if you hold Ordinary Shares, or Voting Instruction Card, if you hold American Depositary Shares (“ADSs”), are being mailed to shareholders of the Company (“Shareholders”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2009 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report for the fiscal year ended December 31, 2008, which is not part of this Proxy Statement, will be filed separately with the Securities and Exchange Commission (on Form 20-F) and with The Stock Exchange of Hong Kong Limited (“HKSE”).

Hong Kong Exchanges and Clearing Limited and HKSE take no responsibility for the contents of this Proxy Statement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Proxy Statement.

Voting By Registered Holders Of Ordinary Shares

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy to the Company’s branch share registrar at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the Annual General Meeting. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy, by attending the Annual General Meeting and withdrawing the Proxy, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on Monday, May 11, 2009, is entitled on a poll to one vote for each Ordinary Share so held at the Annual General Meeting, which includes The Bank of New York Mellon which is the registered holder of all Ordinary Shares deposited into the Company’s ADS program. See “— Voting by Holders of ADSs” below. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares”. The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided by poll and every holder of a Record Share present in person or by proxy is entitled to one vote for each Record Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and for this purpose seniority shall be determined by the order in which the names stand on the register of the members.

Voting by Holders of ADSs

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this Proxy Statement, the accompanying Notice of Annual General Meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Ordinary Shares represented by the ADSs, only The Bank of New York Mellon may vote those shares at the Annual General Meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Ordinary Shares underlying your ADSs are not able to be voted at the Annual General Meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs by May 21, 2009 at 5:00 p.m., New York time (the “ADS Voting Deadline”), The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the Annual General Meeting to vote in favor of each proposal recommended by the Board and against each proposal opposed by the Board. Holders of ADSs can only change their instructions to The Bank of New York Mellon by providing a new ADS Voting Instruction Card to The Bank of New York Mellon prior to the ADS Voting Deadline. ADS holders cannot vote or change the instructions previously delivered to The Bank of New York Mellon in an ADS Voting Instruction Card by attending the Annual General Meeting in person.

Other Shareholder Matters

Your attention is also drawn to Articles 90 and 91 of the Articles of Association of the Company in relation to the requirements applicable to any Shareholder who wishes to propose additional business at the Annual General Meeting not set out in the Notice of the Annual General Meeting, including in relation to the election of the Directors. For business to be properly brought before an annual general meeting by a Shareholder, a shareholder notice addressed to the Secretary of the Company must have been delivered to or mailed and received at the principal executive offices of the Company not less than 45 days nor more than 75 days prior to the date on which the Company first mailed its proxy materials for the previous year’s annual general meeting. Such notice to the Secretary must set forth as to each matter the Shareholder proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Shareholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Shareholder, and (iv) any material interest of the Shareholder in such business. In the case of nominations of persons for election to the Board, the notice must set forth, in addition, (a) as to each person whom the Shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Rule 14a under the United States Securities Exchange Act of 1934, as amended, and (b) as to the Shareholder giving the notice, (i) the name and record address of the Shareholder, and (ii) the number of Ordinary Shares which are beneficially owned by the Shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. No person shall be eligible for election as a Director of the Company unless nominated in accordance with these procedures. The foregoing requirements shall apply mutatis mutandis to holders of ADSs which wish to submit proposals for consideration at a general meeting.

Under Article 84 of the Articles of Association of the Company, a Shareholder is entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Shareholder normally is entitled to cast) if the candidates’ names have been placed in nomination prior to commencement of the voting and the Shareholder has given notice prior to commencement of the voting of the Shareholder’s intention to cumulate votes. If any Shareholder has given such notice, then every Shareholder entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Shareholder’s shares are normally entitled to or (ii) by distributing the Shareholder’s votes on the same principle among any or all of the candidates, as the Shareholder thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected; votes against any candidate and votes withheld shall have no legal effect. Each holder of ADSs may instruct The Bank of New York Mellon to vote the Ordinary Shares underlying its ADSs on a cumulative basis as described above.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

The current Board comprises Sterling Du, Chuan Chiung “Perry” Kuo, James Elvin Keim (executive directors) and Michael Austin, Lawrence Lai-Fu Lin, Teik Seng Tan, Keisuke Yawata, Xiaolang Yan and Ji Liu (independent non-executive directors).

The current standing committees of the Board are the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. Its responsibilities include (1) the appointment, retention, compensation and oversight of the work of the Company’s independent auditors, and for review of its qualifications, (2) review of the Company’s annual and interim financial statements, earning releases and accounting practices and procedures; and (3) review of the Company’s system of internal controls. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the Company of concerns regarding accounting or auditing matters. The Audit Committee is currently comprised of three of the Company’s directors, Keisuke Yawata, Teik Seng Tan and Lawrence Lai-Fu Lin.

The Compensation Committee (i) reviews and approves goals and objectives relating to compensation of the Company’s chief executive officer and other officers, (ii) makes recommendations to the Board regarding long- term incentive compensation and equity plans and executive compensation plans and

(iii) administers the Company’s incentive-compensation plans and equity based-plans as in effect and as adopted from time to time by the Board, provided that the Board retains the authority to interpret such plans. The Compensation Committee is currently comprised of two of the Company’s directors, Lawrence Lai-Fu Lin and Michael Austin.

The Nominating Committee assists the Board in selecting nominees for election to the Board and makes recommendations to the Board from time to time, or whenever it shall be called upon to do so, regarding nominees for the Board. The Nominating Committee is currently comprised of two of the Company’s directors, Michael Austin and Xiaolang Yan.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is directly responsible for the oversight of the Company’s accounting and financial reporting processes and audits of the financial statements of the Company. It is also responsible for the review of the Company’s internal system of controls. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for the year ended December 31, 2008 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under general accepted auditing standards. In addition, the Audit Committee has carried out discussions with the independent auditors independently from management and the Company. The independent auditors have provided the Audit Committee with the letter required by the Independent Standards Board Standard No. 1, “Independence Discussions with Audit Committee”, and the Audit Committee has engaged in dialogue with the independent auditors regarding their independence.

The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held seven meetings in 2008.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements for the year ended December 31, 2008 be included in the Report to Shareholders and the Form 20-F for filing with the Securities and Exchange Commission. The Audit Committee recommended, subject to shareholder approval, the appointment of Deloitte & Touche as the Company’s independent auditors for the fiscal year ending December 31, 2009.

Keisuke Yawata, Audit Committee Chair Teik

Seng Tan, Audit Committee Member Lawrence

Lai-Fu Lin, Audit Committee Member

April 24, 2009

PROPOSAL NO. 1:    RE-ELECTION OF DIRECTORS

Article 111 of the Company’s Articles of Association provides that, at the Company’s first annual general meeting after becoming eligible to have a classified board, the Board will be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. Class I directors will be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each subsequent annual general meeting, successors to the class of directors whose terms expire at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2009 Annual General Meeting, three (3) existing Class II Directors, James Elvin Keim, Lawrence Lai-Fu Lin and Ji Liu, are proposed to be elected for a three-year term until the Annual General Meeting of Shareholders to be held in 2012 and until their respective successors are elected and duly qualified, or until such director’s earlier resignation or removal. A brief summary of each nominee’s principal occupation, business affiliations and other information follows.

James Elvin Keim, aged 64, has served as a Director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II Director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a bachelor of science degree in engineering from Iowa State University, a master of science degree in electrical engineering and a master of business administration degree from the University of Illinois. Except for his directorship in the Company, Mr. Keim has not held any directorships in listed public companies in the last three years.

Mr. Keim is not related to any director, senior management or substantial or controlling shareholder of the Company. Upon election and approval by the compensation committee, Mr. Keim will not receive a separate director’s fee for the year ending December 31, 2009 or any applicable meeting and committee fees.

Lawrence Lai-Fu Lin, aged 58, has served as a Class II Director, member of the audit committee and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as independent non-executive director and chairman of the audit committee of Yageo Corporation, director of Arima Communications Corporation, and corporate supervisor of Tex Year Industries Inc., all of which are Taiwan public listed companies. He graduated from Taipei Vocational Commercial School in 1969.

Mr. Lin is not related to any director, senior management or substantial or controlling shareholder of the Company nor has he entered into a service contract with the Company. Upon election and approval by the compensation committee, Mr. Lin will receive a director’s fee of US$31,000 and compensation committee chairperson fee of $5,000 for the year ending December 31, 2009 as well as any applicable meeting and committee fees.

Ji Liu, aged 73, has served as a Class II Director since June 2007. Mr. Liu has been an Honorary President of the China Europe International Business School since 2005. From 1999 to 2004, Mr. Liu was Executive President and President of the China Europe International Business School. From 1993 to 1999, Mr. Liu was a Research Fellow, Member of the Academic Board, Graduate Supervisor and Deputy Chairman of the Chinese Academy of Social Sciences. He received a bachelor of science in power mechanical engineering from Tsinghua University in China. Except for his directorship in the Company, Mr. Liu has not held any directorships in listed public companies in the last three years.

Mr. Liu is not related to any director, senior management or substantial or controlling shareholder of the Company nor has he entered into a service contract with the Company. Upon election and approval by the compensation committee, Mr. Liu will receive a director’s fee of US$31,000 for the year ending December 31, 2009 as well as any applicable meeting and committee fees.

There is no information to be disclosed pursuant to any of the requirements of rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there are no other matters to be brought to the attention of the shareholders of the Company in relation to the above mentioned directors.

As at March 31, 2009 the interest or short positions of the above directors within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance are set out below:

Name of Director	Name of Corporation	Nature of interest	Total number of Shares	Approximate percentage interest in the Company
James Elvin Keim	O2Micro International Limited	Personal Interest(1)	38,463,700	2.09%
Lawrence Lai-Fu Lin	O2Micro International Limited	Personal Interest(2)	3,259,150	0.18%
Ji Liu	O2Micro International Limited	Personal Interest(3)	909,150	0.05%

Notes:

1.	Mr. Keim and his spouse jointly and beneficially own 476,800 Shares. Mr. Keim holds options to purchase an aggregate of 28,841,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 9,145,900 Shares.

2.	Mr. Lin beneficially owns 259,150 shares. In addition, Mr. Lin holds options to purchase an aggregate of 3,000,000 shares, if fully exercised. As at the date of this proxy statement, none of these options has been exercised.

3.	Mr. Liu beneficially owns 109,150 shares. In addition, Mr. Liu holds options to purchase an aggregate of 800,000 shares, if fully exercised. As at the date of this proxy statement, none of these options has been exercised.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF JAMES KEIM, LAWRENCE LAI-FU LIN AND JI LIU AS THE CLASS II DIRECTORS TO SERVE A THREE- YEAR TERM UNTIL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2012 AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE ELECTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF SUCH NOMINEES. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “— VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 2:    RENEWAL OF SALE MANDATE

The Ordinary Shares were listed on the HKSE on March 2, 2006. The Listing Rules require shareholder approval before any listed company may allot, issue or deal with its own shares listed on the HKSE, except for issuances pursuant to equity compensation and similar plans, the exercise of subscription rights attaching to warrants of the Company, and scrip dividends or similar arrangements. This effectively means that listed companies cannot issue any new shares of the same class which is listed on the HKSE, other than pursuant to the limited exceptions listed above, without Shareholders approving each such issuance, unless Shareholders have approved a sale mandate as described below prior to listing.

The Board believes that the foregoing rule is too restrictive and may interfere with the Company’s normal business operations. In particular, the Board may determine to issue new shares from time to time in a variety of contexts, including, for example, for the payment of outside consultants or as consideration in the acquisition of another business. These issuances may be too small to warrant the expense of calling a Shareholders’ meeting and obtaining consent, and may also be too time-sensitive to allow the holding of a meeting. Moreover, the Listing Rules are more restrictive than the other provisions which are currently applicable to the Company. The Company’s Articles of Association authorize the Board to issue shares at such times and on such other terms as the Board thinks proper without obtaining shareholder approval. In addition, the applicable Nasdaq rules only require shareholder approval in connection with, among other things, a change of control, share issuances of a minimum specified size to related parties or non-public sales of shares exceeding 20% of the Company’s total voting power or total shares outstanding.

Accordingly, rather than seeking shareholder approval for each specific transaction which may arise following a listing on the HKSE, the Board is asking Shareholders to renew the “Sale Mandate” as described below, which was approved by Shareholders at an extraordinary general meeting of Shareholders held on November 14, 2005, which was renewed at the 2006, 2007 and 2008 annual general meetings and which will expire on the conclusion of this 2009 annual general meeting, unless renewed by the Shareholders at this meeting. The “Sale Mandate” would, in accordance with the Listing Rules, authorize the Company to allot, issue and deal from time to time with such number of unissued Ordinary Shares not exceeding the sum of:

1. 20% of the existing issued share capital as at the date of passing the relevant resolution by the Shareholders; and

2. the total amount of the share capital of the Company repurchased by the Company (if any) pursuant to the Repurchase Mandate (described in Proposal 3 below) following the grant of the Sale Mandate.

Pursuant to the Listing Rules, this Sale Mandate will expire at the earlier of:

1. the conclusion of the Company’s next annual general meeting of Shareholders (unless the Sale Mandate is renewed at that meeting);

2. the expiry of the period within which the Company is required by law or its Articles of Association to hold its next annual general meeting of Shareholders; or

3. the variation or revocation of the Sale Mandate by an ordinary resolution of the Shareholders in a general meeting.

The Board believes that such a mandate is customary for many HKSE-listed companies and, as discussed above, would provide necessary flexibility to conduct the Company’s normal business activities.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RENEWAL OF THE SALE MANDATE. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL OF THE SALE MANDATE. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “— VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 3:    RENEWAL OF REPURCHASE MANDATE

Similar to the issuance of new securities, the repurchase of securities traded on the HKSE by listed companies is subject to prior approval by Shareholders, either on a transaction-by-transaction basis or by way of a general mandate from Shareholders. Cayman Islands law also requires shareholder approval for share repurchases where the Articles of Association do not provide for the manner of repurchase. For the reasons set forth in Proposal 2 above regarding the Sale Mandate, the Board has determined that it is appropriate to obtain a general mandate from Shareholders for repurchases which may occur from time to time, in accordance with the Listing Rules. Such a Repurchase Mandate was approved by the Company’s Shareholders at an extraordinary general meeting of Shareholders held on November 14, 2005 and renewed at the 2006, 2007 and 2008 annual general meetings. The Repurchase Mandate will be subject to the following limitations and conditions:

1. The Company will be able to repurchase such number of Ordinary Shares not exceeding 10% of the existing issued share capital as at the date of passing the relevant resolution by the Shareholders. As at March 31, 2009, the authorized ordinary share capital of the Company was US$95,000 comprising 4,750,000,000 Ordinary Shares, each with a par value of US$0.00002. On the basis of 1,839,591,200 Ordinary Shares in issue as at March 31, 2009, the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 183,959,120 Ordinary Shares (being 10% of the Ordinary Shares in issue) during the period during which the Repurchase Mandate remains in force.

2. Under the Listing Rules, a company may not issue or announce an issue of new securities of the type that have been repurchased for a period of 30 days immediately following a repurchase of securities (except pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities which were outstanding prior to the repurchase) without the prior approval of the HKSE. In addition, a company shall not repurchase its shares on the HKSE if the purchase price is higher than 5% or more than the average closing market price for the five preceding trading days on which the shares in the company were traded on the HKSE. A company is also prohibited from making securities repurchases on the HKSE if the result of the repurchases would be that the number of the listed securities in public hands would fall below the relevant prescribed minimum percentage as required by the HKSE, which is currently 25% in the case of the Company. A company shall procure that any broker appointed by it to effect the purchase of securities shall disclose to the HKSE such information with respect to purchases made on behalf of the company as the HKSE may request.

3. Under the Listing Rules, any securities repurchase program is required to be suspended after a price sensitive development has occurred or has been the subject of directors’ decision until the price- sensitive information is made publicly available. In particular, during the period of one month immediately preceding the earlier of (i) the date of the board meeting (as such date is first notified to the HKSE in accordance with the listing rules) for the approval of the company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules) and (ii) the deadline for the company to publish an announcement of its results for any year or half-year under the listing rules, or quarterly or any other interim period (whether or not required under the listing rules), and ending on the date of the results announcement, a company may not purchase its securities on the HKSE unless the circumstances are exceptional. In addition, the HKSE may prohibit repurchases of securities on the HKSE if a company has breached the listing rules.

4. Repurchases of securities on the HKSE or otherwise must be reported to the HKSE in the prescribed form not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the company makes a repurchase of shares (whether on the HKSE or otherwise). In addition, a company’s annual report and accounts are required to disclose a monthly breakdown of securities repurchases made during the financial year under review, showing the number of securities repurchased each month (whether on the HKSE or otherwise), the purchase price per share or the highest and lowest prices paid for all such repurchases and the aggregate prices paid. The directors’ report is also required to contain reference to the purchases made during the year and the directors’ reasons for making such purchases.

5. A company is prohibited from knowingly repurchasing securities on the HKSE from a “connected person” (as defined in the Listing Rules) and a connected person shall not knowingly sell securities in the company to that company on the HKSE.

The Repurchase Mandate will expire at the earlier of:

1. the conclusion of the Company’s next annual general meeting of Shareholders (unless the Repurchase Mandate is renewed at that meeting);

2. the expiry of the period within which the Company is required by law or the Company’s Articles of Association to hold its next annual general meeting of Shareholders; or

3. the variation or revocation of the Repurchase Mandate by an ordinary resolution of the Company’s Shareholders in a general meeting.

Repurchases of Ordinary Shares will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per share. On the other hand, there may be a material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is exercised in full.

However, the Board does not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing ratio which in the opinion of the Board are from time to time appropriate for the Company.

In repurchasing Ordinary Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the applicable laws and regulations of the Cayman Islands. The Company may not repurchase securities on the HKSE for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the HKSE from time to time.

The Company’s directors have undertaken to the HKSE that, so far as the same may be applicable, they will exercise the Repurchase Mandate only in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

If Proposals 2 and 3 are approved at the Meeting, the Board will have the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board in its discretion from time to time as long as the Repurchase Mandate remains in effect.

The Board believes that this Repurchase Mandate is customary for many HKSE-listed companies and would provide necessary flexibility for the Company to conduct its normal business activities. An explanatory statement as required under the Listing Rules to provide the requisite information on the Repurchase Mandate is set out in Appendix 1 to this Proxy Statement.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RENEWAL OF THE REPURCHASE MANDATE. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL OF THE REPURCHASE MANDATE. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “— VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 4    APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND THE AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

The approval and adoption by the Shareholders of the financial statements and the auditors’ report for the fiscal year ended December 31, 2008 are being solicited. The financial statements and the auditors’ report for the fiscal year ended December 31, 2008 appear in the Report to Shareholders.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “— VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 5:    APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board has appointed Deloitte & Touche as independent auditors of the Company for the fiscal year ending December 31, 2009, subject to approval and ratification by the Shareholders.

If the Shareholders do not approve and ratify the appointment of Deloitte & Touche, the selection of other independent auditors will be considered by the Audit Committee and the Board.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “VOTING BY HOLDERS OF ADSs” ABOVE.

GENERAL

This document includes particulars given in compliance with the Listing Rules for the purposes of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

At the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present and former officers, directors and other employees of the Company may solicit proxies and ADS voting instructions by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, ADS depositary, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board,

Sterling Du
Chief Executive Officer and Chairman of the Board

Dated: April 24, 2009

APPENDIX 1 — EXPLANATORY STATEMENT

This is an explanatory statement given to all Shareholders of the Company relating to a resolution (the “Resolution”) to be considered, and if thought fit, passed by Shareholders of the Company at the AGM authorizing the Repurchase Mandate.

LISTING RULES

This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of securities by a company with its primary listing on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the Company to make such repurchases or by specific approval in relation to specific transactions.

In repurchasing Ordinary Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the applicable laws and regulations of the Cayman Islands. The Company may not repurchase securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the Listing Rules from time to time.

It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Ordinary Shares in issue as at the date of passing the Resolution. As at March 31, 2009, the authorized ordinary share capital of the Company was US$95,000 comprising 4,750,000,000 Ordinary Shares, each with a par value of US$0.00002. On the basis of 1,839,591,200 Ordinary Shares in issue as at March 31, 2009, the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 183,959,120 Ordinary Shares (being 10% of the Ordinary Shares in issue) during the period during which the Repurchase Mandate remains in force.

REASONS FOR REPURCHASES

Repurchases of Ordinary Shares will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per share. On the other hand, there may be a material adverse impact on the working capital position of the Company in the event that the Repurchase Mandate is exercised in full. However, the Board does not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing ratio which in the opinion of the Board are from time to time appropriate for the Company.

The Board believes that this Repurchase Mandate is customary for many Stock Exchange-listed companies and would provide necessary flexibility for the Company to conduct its normal business activities.

DISCLOSURE OF INTERESTS

The Directors confirm that, none of them or, to the best of their knowledge having made all reasonable enquiries, any of their associates have a present intention, in the event that the renewal of the Repurchase Mandate is approved by the Shareholders of the Company, to sell Ordinary Shares to the Company. No connected person of the Company has notified the Company that they have a present intention to sell Ordinary Shares to the Company or has undertaken not to sell Ordinary Shares to the Company or have undertaken not to sell any of the Ordinary Shares held by them to the Company in the event the Company is authorized to make a purchase of Ordinary Shares.

UNDERTAKING

The Company’s directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate only in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

SHARE PRICES

During each of the 12 months preceding the date of this report, the highest and lowest traded prices for Ordinary Shares on the Stock Exchange were as follows:

	High (HK$)	Low (HK$)
2008
April	1.40	1.00
May	1.60	1.18
June	1.40	0.88
July	1.35	0.78
August	0.90	0.65
September	1.02	0.38
October	0.80	0.25
November	0.70	0.28
December	1.00	0.25

2009
January	1.00	0.28
February	1.00	0.17
March	0.70	0.25

No purchases were made by the Company in the previous six months.

EFFECTS OF THE TAKEOVERS CODE

If as a result of a repurchase of securities of the Company, the proportionate interest in the voting rights of the Company of a shareholder increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, the Directors are not aware of the consequences of any increase in the voting rights of any existing shareholder resulting from an exercise in full of the proposed Repurchase Mandate which will result in Rule 26 of the Takeovers Code being triggered.